KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
717 Texas Avenue, Suite 3100
Houston, TX  77002

                                                                                                                     October 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

          Re: KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY (FILE NO. 814-00725)

          Kayne Anderson Energy Development Company (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Company’s fidelity bond for the 2009-2010 year:

          1. A copy of the renewal of the bond coverage for the Company (the "Bond") (attached as EX99.1).

          2. A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99.2).

          The premium for the Bond was paid through the policy period ending on September 21, 2010.

          Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely,

/s/ Terry Hart
Terry Hart
Chief Financial Officer and Treasurer